Exhibit 99.1

Gambling.com Group Agrees to Acquire RotoWire to Accelerate U.S. Expansion

Acquisition of a leading, nationally syndicated sports news & information service expected to accelerate U.S. online sports betting market penetration and U.S. growth.

Charlotte, NC – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Group”), a leading provider of player acquisition services for the regulated global online gambling industry, today announced that it has entered into a definitive agreement to acquire Roto Sports, Inc. (“Roto Sports”), operator of RotoWire.com (“RotoWire”), a popular provider of expert fantasy sports news and advice. The transaction is expected to close in early January 2022 and is subject to customary closing conditions.

The acquisition of RotoWire will immediately expand Gambling.com Group’s U.S. presence and is expected to create immediate accretion to fiscal 2022 earnings. The Group will leverage RotoWire’s existing audience, content library, talented workforce, media partnerships and trust with U.S. sports fans to further accelerate the Group’s already fast-growing business in the U.S. online sports betting market. Gambling.com Group believes that RotoWire’s popular digital assets – when combined with the Group’s digital expertise and technology platform – will drive substantial, incremental affiliate revenue in the rapidly expanding sports betting environment.

Transaction Highlights:

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Attractive financial profile: The aggregate purchase price is $27.5 million, of which $7.5 million is deferred over a two-year period following closing. The aggregate purchase price is expected to be approximately four times Roto Sports’ estimated 2021 revenue.

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Dominant player in U.S. fantasy sports: RotoWire had more than 100,000 paid subscriptions and more than 17 million unique web visitors in the last 12 months. Its content reaches millions of additional sports fans through distribution arrangements with some of the largest sports media organizations in the U.S.

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The authority to lead in U.S. online sport betting: RotoWire’s quarter century track record of being a leading authority in fantasy sports gives it the expertise to make sports betting recommendations that American consumers will trust.

“Over the past 25 years, Peter and the RotoWire team have produced some of the best fantasy sports content in America and have in turn embedded their business into the heart of the American sports experience,” said Charles Gillespie, Chief Executive Officer of Gambling.com Group. “Commercially, the RotoWire business has three different revenue streams, each generating over $1 million per year, which give it significant reach into sports media organizations as well as with advertisers and individual sports fans. These deep and long-lasting customer relationships are an ideal platform from which to capitalize on the new era of American sports – the betting and gaming era.”

Peter Schoenke, President of RotoWire and past-Chairman of the Fantasy Sports & Gaming Association, added “The United States is entering a whole new world of sports fandom and combining forces with Gambling.com Group will accelerate RotoWire’s growth. Gambling.com Group’s resources and experience will help RotoWire rapidly advance its sports betting offerings to take full advantage of this new era.”

Transaction Terms

The aggregate purchase price is $27.5 million. The Group will pay $20.0 million at closing, consisting of $15.0 million in cash and $5.0 million in newly issued, unregistered ordinary shares, valued on a volume weighted average price over the preceding 10 trading days. The Group will pay $2.5 million and $5.0 million on the first and second anniversaries of the closing, respectively, neither of which are dependent on the financial performance of RotoWire. The Group has the ability to elect to pay up to 50% of each of the deferred amounts in unregistered ordinary shares.

“We will commence work on expanding sports betting content and tools across RotoWire’s digital assets straight after closing,” said Gillespie. “We believe that the combination of these two complementary businesses creates immediate accretion to our fiscal 2022 earnings and establishes a foundation for a leadership position in U.S. sports betting which will drive near-term, and especially long-term, value creation for our shareholders.”

Conference Call

Gambling.com Group management will host a conference call and webcast to discuss the transaction as well as to provide an update on other recent asset acquisitions.

Date/Time: Tuesday, December 14, 2021 at 8:00 AM ET
Webcast: https://www.webcast-eqs.com/gamb20211214/en
U.S. Toll-Free Dial-In: 877-407-0890
International Dial-In: +1-201-389-0918

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For further information, please contact:

Media: Derek Brookmeyer, Gambling.com Group, media@gdcgroup.com, 616-528-0882

Investors: Ross Collins, Alpha-IR Group, investors@gdcgroup.com, 312-445-2877

About Gambling.com Group

Gambling.com Group Limited (Nasdaq: GAMB) is a multi-award-winning performance marketing company and a leading provider of digital marketing services active exclusively in the online gambling industry. The Group operates from offices in Ireland, the United States, and Malta. Through its proprietary technology platform, the Group publishes a portfolio of premier branded websites including Gambling.com and Bookies.com. Founded in 2006, the Group owns and operates more than 30 websites in six languages across 13 national markets covering all aspects of the online gambling industry, which includes iGaming and sports betting.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this presentation, including statements relating to Roto Sports’ 2022 revenue and whether the transaction will drive revenue in the sporting betting environment, will accelerate Rotowire’s growth, and be accretive to our 2022 earnings. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Important factors that could cause actual results to differ materially from our expectations are discussed under the caption “Risk Factors” in Gambling.com Group’s prospectus pursuant to Rule 424(b) filed with the US Securities and Exchange Commission (“SEC”) on July 23, 2021, and Gambling.com Group’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Gambling.com Group disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.